

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287

> **Re: Huntington Bancshares Incorporated**
> **Registration Statement on Form S-4**
> **Filed January 28, 2021**
> **File No. 333-252517**

Dear Mr. Steinour :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jacob Kling